Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

(Unaudited)

	Six Months Ended June 30,
Millions of Dollars, Except Ratios	2005	2004
Earnings:
Net income	$366	$329
Equity earnings net of distributions	(17)	(26)

Total earnings	349	303

Income taxes	215	123

Fixed charges:
Interest expense including amortization of debt discount	244	251
Portion of rentals representing an interest factor	100	93

Total fixed charges	344	344

Earnings available for fixed charges	$908	$770

Ratio of earnings to fixed charges	2.6	2.2